Exhibit 99.5

NICE Investigate Chosen by Nottinghamshire Police to Digitally Transform
Evidence Management Processes via the Cloud

NICE Investigate is helping the police force improve efficiency while providing the best service to crime victims, businesses and communities

Hoboken, N.J.,  June 14, 2022 – NICE (Nasdaq: NICE) today announced that the UK’s Nottinghamshire Police has deployed the NICE Investigate Digital Evidence Management solution to improve officer efficiency and community safety, by digitally transforming how it is managing growing volumes of digital evidence. When fully deployed, NICE Investigate will be rolled out to more than 3,200 officers and staff, who have policing oversight for the shire county of Nottingham, a community of over one million residents. Part of NICE’s cloud-based Evidencentral platform, NICE Investigate offers law enforcement agencies an end-to-end, scalable cloud-based solution for digitally transforming investigations and evidence management.

Chris Wooten, Executive Vice President, NICE, commented, “Like dozens of law enforcement agencies around the world that now rely on NICE Investigate, Nottinghamshire Police is responsible for safeguarding lives and property, protecting and serving citizens, and preventing, detecting and investigating crimes. By providing a better way to manage growing volumes of digital evidence, NICE Investigate is helping Nottinghamshire and other law enforcement departments around the world get to the truth faster, so they can be an even greater force for good.”

Yvonne Rainford, Detective Chief Inspector, Nottinghamshire Police stated, “The reality is, policing is changing, and nearly every job now has a digital element attached to it. We are experiencing a massive increase in digital evidence, stored in many different places. To provide the best possible service to victims of crime, as well as businesses and communities, we needed a better way to manage our digital evidence. NICE Investigate is helping to modernize our approach, so we can reduce the risk to victims and become a more efficient and agile force.”

Through the ability to obtain and share CCTV video faster, Nottinghamshire Police has been able to increase suspect remand rates. Instead of traveling to the scene of a crime to collect CCTV video, Nottinghamshire Police is establishing a process where officers are now able to obtain video from registered businesses electronically and then quickly and easily share it with the Crown Prosecution Service (CPS) through a fully electronic process as well.

“Speeding up the evidence management cycle from start to finish has proven priceless to us, allowing us to focus on justice for victims and improve efficiency," added Rainford. "Our officers can now apply time saved to specialized investigative work."

When fully implemented, NICE Investigate will also enable officers to gather all digital evidence for their cases through a single sign-on. This will replace the old processes of having to manually search for and retrieve evidence from different systems, request it, or drive from place to place, which can all cause case delays. NICE Investigate searches across connected systems to automatically find relevant digital evidence and deposit it into electronic case folders, speeding the investigative process and reducing the potential for missing evidence.

To date, NICE Investigate has been integrated with Nottinghamshire Police’s NicheRMS system. The next project phase will add integrations to a myriad of systems, including command and control, 999 recording, and drone video. The force is also looking to integrate NICE Investigate within a soon-to-be-launched platform which would provide more opportunities for UK citizens to submit evidence.

To learn more about NICE Investigate:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About Nottinghamshire Police
Nottinghamshire Police is the territorial police force responsible for policing the shire county of Nottingham and the unitary authority of Nottingham in the East Midlands of England. The area has a population of just over one million. Located in the heart of England that is internationally famous for Sherwood Forest, home of the Robin Hood legend, Nottinghamshire Police has a dedicated workforce of just under 3,200 officers and staff, who are supported by a growing army of hundreds of Special Constables, cadets, and volunteers. In an average day, the force deals with 966 incidents and 225 new crimes. Learn more at https://www.nottinghamshire.police.uk/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement, to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.